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                                                                    EXHIBIT 23.3

The Board of Directors
Banc One Corporation


We consent to incorporation by reference in the Registration Statement on Form S-4 of Banc One Corporation of our report dated January 30, 1995, relating to the consolidated balance sheets of Premier Bancorp, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-K of Premier Bancorp, Inc. Our report refers to changes in Premier's method of accounting for securities and income taxes.

We also consent to the reference to our firm under the caption "Experts" in said Registration Statement.



/s/  KPMG Peat Marwick LLP


Baton Rouge, Louisiana
October 5, 1995